Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

**** IMPORTANT ****

Dear Pentair, Inc. Shareholder:

We are sending you this reminder notice because you have not yet voted your shares for the Special Meeting of Pentair shareholders to be held on September 14, 2012.

You are being asked to vote on a proposal to approve the merger agreement; a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger; and a proposal to adjourn the Special Meeting should we need additional time solicit proxies.

This Special Meeting is very important to your company and your investment in Pentair. Pentair’s Board of Directors is asking you to vote your shares as soon as possible.

***Please Vote Today***

Pentair’s Board of Directors, as fellow shareholders, urges you to vote “FOR” each of the proposals outlined in the proxy statement/prospectus previously sent to you.

We urge you to vote your shares immediately. As a shareholder, you have the right to vote over the Internet or by telephone, and we are asking you to do so now to save Pentair further expense and to ensure that your vote is counted. Instructions on how to vote over the telephone or Internet are enclosed in this package.

If you sign and return the enclosed form of proxy without indicating a different choice, your shares will be voted “FOR” each of the proposals.

Thank you for your investment in Pentair, Inc. and for voting your shares. If you have any questions or need help voting your shares, please call our proxy solicitation firm, Morrow & Co., LLC at 1-800-267-0201.

Sincerely,

/s/ Angela D. Lageson

Angela D. Lageson

Secretary

ADDITIONAL INFORMATION

The proposed merger (the “Merger”) of Pentair, Inc. (“Pentair”) and Tyco Flow Control International Ltd. (“Tyco Flow”) will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco International Ltd. (“Tyco”) shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. Tyco Flow filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus regarding the Merger (the “Form S-4”). The Form S-4 was declared effective by the SEC on August 3, 2012. Pentair filed with the SEC the definitive proxy statement/prospectus (the “Pentair Proxy Statement”) on August 3, 2012 and began mailing it to Pentair shareholders on or about August 6, 2012. Tyco Flow filed with the SEC a registration statement on Form S-1 containing a prospectus regarding the Distribution (the “Form S-1”). The Form S-1 was declared effective by the SEC on August 3, 2012. Tyco filed with the SEC a definitive proxy statement regarding the Distribution (the “Tyco Proxy Statement”) on August 3, 2012 and began mailing it to Tyco shareholders on or about August 6, 2012. The Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement are available free of charge on the SEC’s website at

www.sec.gov. Shareholders are urged to read the Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement because they contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The Pentair Proxy Statement, the Form S-4 the Form S-1 and the Tyco Proxy Statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and the Pentair Proxy Statement. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and the Tyco Proxy Statement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.